Exhibit 23.3

Consent of Independent Auditors

The Board of Directors
Mercury Parent, LLC:

We consent to the incorporation by reference in the registration statements (Nos. 333-212888, 333-183339, 333-166978, 333-151079, 333-135126, and 333-145843) on Form S-8 and in the registration statement (No. 333-224798) on Form S-1 of The Providence Service Corporation and subsidiaries of our report dated March 10, 2017, with respect to the consolidated balance sheet of Mercury Parent, LLC as of December 31, 2016, and the related consolidated statements of operations, members’ equity and cash flows for the period from October 19, 2016 to December 31, 2016, which report appears in the annual report on Form 10-K of The Providence Service Corporation dated March 1, 2019.

/s/ KPMG LLP

Phoenix, Arizona
March 1, 2019